May 31, 2007

Mail Stop 4561

Michael S. Ives
President and Chief Executive Officer
Heritage Bankshares, Inc.
200 East Plume Street
Norfolk, Virginia 23510
By U.S. Mail and facsimile to (757) 523-0977

Re: **Heritage Bankshares, Inc.**
        Form 10-KSB for the Fiscal Year ended December 31, 2006
        File No. 000-11255

Dear Mr. Ives:

        We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 41

1. We note that Elliott Davis LLC audited and opined on your December 31, 2006 financial statements. In light of Elliott's acquisition of Larrowe and Company, PLC, whom the Company engaged to perform non-audit services in September 2005, please tell us how Elliott Davis LLC determined that they were independent of the Company in both fact and appearance. Refer to Rule 2-01(c)(4) of Regulation S-X.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief